UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Bioverge, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of Incorporation
    August 17, 2017.

Physical address of issuer
203 Flamingo Road, #235, Mill Valley, CA 94941.

Website of issuer
www.bioverge.com

Current number of employees
Bioverge currently has one full-time employee and otherwise utilizes consultants and advisors on an ad hoc basis.

Summary financial information is provided below for the most recent fiscal year ended December 31, 2022, and prior fiscal year ended December 31, 2021.

	Most recent fiscal year-end December 31, 2023	Prior fiscal year-end December 31, 2022
Total Assets	$845,468.04	$567,769
Cash & Cash Equivalents	$148,875.90	$81,025
Accounts Receivable	$0	$0
Short-term Debt	$169,136.01	$224,391
Long-term Debt	$452,517.88	$408,500
Revenues/Sales	$136,253	$247,786
Cost of Goods Sold	$26,614.50	$49,972
Taxes Paid	$0	$0
Net Income/Loss	-$431,299.75	-$406,203

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-A/R

UNDER THE SECURITIES ACT OF 1933

April 29, 2024

Bioverge, Inc.

 B I O **VERGE**

Annual Report
2023

FORM C Annual Report: 2023

Throughout this document, mentions of Bioverge refer to Bioverge, Inc., a corporation formed on August 17, 2017, in State of Delaware (the "Company"). The Company's physical address is 203 Flamingo Road, #235, Mill Valley, CA 94941.

You may contact the Company by emailing info@bioverge.com. This annual report is posted on the Company's website, www.bioverge.com. The Company may provide additional, occasional updates to investors via Netcapital.com and republic.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. **What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))**

Bioverge, Inc. ("Bioverge" or "Company") is a corporation formed on August 17, 2017, in the State of Delaware. The Company's physical address is 203 Flamingo Road #235, Mill Valley, CA 94941. The Company's website may be accessed at www.bioverge.com.

2. **What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

Neil Littman

Board positions with Bioverge

Dates	Position	Principal Occupation
08/17/17 - Present	Board Member	Founder & Chief Executive Officer, Bioverge

Positions with Bioverge

Dates	Position	Responsibilities
08/17/17 - Present	Founder & CEO	Managing day-to-day operations

Business Experience

Neil Littman, MS is the Founder & CEO of Bioverge. Mr. Littman has been the CEO, President, CFO, Treasurer and Secretary of Bioverge, Inc. since 2017 to present day. Mr. Littman has been the Managing Director of Bioverge Funds Management, LLC since 2016 as well.

Bioverge's investments are focused on companies spanning the intersection of healthcare and technology that use advanced technology to modernize healthcare, from bench-to-bedside. Previously, Mr. Littman was the Vice President of Business Development at Notable Labs, LLC (the "**Notable Labs**") from August 2018 to January 2019. Notable Labs is a precision oncology company (and a company in Bioverge's portfolio) where Mr. Littman led the development of global corporate partnerships and contributed to the strategic vision of Notable Labs as part of the Senior Leadership Team. Mr. Littman oversaw business development at Notable Labs through the successful completion of the company's $40 million Series B and was instrumental in negotiating multiple term sheets to in-license clinical-stage oncology assets.

Previously, Mr. Littman was a member of the Executive Leadership Team and Director of Business Development at the California Institute for Regenerative Medicine (the **"CIRM"**) from November 2012 to August 2018. As part of CIRM's Executive Leadership team, Mr. Littman helped develop a five-year strategic plan for managing and deploying CIRM's three billion dollar plans involving the organization's discovery, translational, clinical-stage stem cell, and regenerative medicines programs. At CIRM, Mr. Littman was the Head of the Therapeutics Group and oversaw a team responsible for managing over 40 clinical-stage therapies totaling over $500 million of CIRM investment. Prior to managing the Therapeutics Group, Mr. Littman oversaw the Strategic Infrastructure Group and was responsible for managing over $125 million of infrastructure programs, including: $30 million Stem Cell Center (partnership with IQVIA), $24 million Alpha Stem Cell Clinical Network (partnership with UCLA, UCSD, City of Hope, UC Irvine), $32 million iPSC Bank (partnership with Fujifilm), and $40 million Genomics Center of Excellence (partnership with Stanford).

Prior to CIRM, Mr. Littman was a healthcare investment banker at Thomas Weisel Partners and Deutsche Bank and worked on transactions totaling over one billion dollars. His primary focus was on strategic advisory and public and private financings. Mr. Littman received a Master of Science in Biotechnology from The Johns Hopkins University, and a Bachelor of Arts in Molecular, Cellular and Development Biology from the University of Colorado, Boulder. Mr. Littman worked in a virology lab during his time at CU Boulder.

Richard Gibb

Positions within Bioverge

Dates	Position	Responsibilities
08/17/17 – 08/30/2023	Co-founder & COO	Managing day-to-day operations

Business Experience

Rick Gibb is Co-Founder and Managing Director of Bioverge, a venture capital fund that invests exclusively in early-stage healthcare start-ups. With a portfolio spanning biotech, medtech, digital therapeutics, healthcare IT and services, Rick is passionate about identifying, advancing, and democratizing investor access to companies with promising potential to transform healthcare.

Prior to founding Bioverge, Rick worked at Stanford University's Office of the CFO as a Senior Venture Fund Analyst where he was involved in the management and oversight of two venture funds – President's Venture Fund and Stanford-StartX Fund. The President's Venture Fund (PVF) is mandated to invest in technologies originating at

Stanford University and licensed out of the Office of Technology Licensing. The Stanford-StartX Fund invests in ventures affiliated to Stanford University by way of their leadership teams being Stanford faculty or alumni. Across both of these funds, Rick was primarily involved with investment sourcing, due diligence, and portfolio management, investing $450M in aggregate across more than 400 companies. This further included providing ongoing support by connecting them to elite talent, fundraising opportunities and strategic partnerships, as well as stewarding long-term strategic plans and operating roadmaps to achieve commercialization, a stronger innovation pipeline, and enhanced product-market fit.

Notable highlights include leading seed-stage investments into Personalis (precision medicine and cancer genomics company; co-investors: Lightspeed; NASDAQ: PSNL; 30x), Kodiak Sciences (antibody therapies to treat and prevent blindness; NASDAQ: KOD; 23x), Oculeve (ocular stimulation to treat dry eye disease; acquired by Medtronic; 14x), Genapsys (desktop DNA sequencing; 19x), HeartFlow (real-time digital modeling of coronary arteries; co-investors: Medtronic, USVP, GE Ventures; $2B+ valuation), and Orca Bio (cellular therapies to treat cancer and autoimmune disorders; co-investors: Lightspeed, Data Collective, 8VC).

Prior to this, Rick was a part of the Licensing team at Stanford University's Office of Technology Licensing (OTL). The OTL receives and evaluates over 500 invention disclosures each year to assess their commercial feasibility and potential. Royalties from successful licensing are collected and distributed to the inventors, their departments and schools. At the OTL, he managed a portfolio of 300+ technologies across their full lifecycle to support them with critical expertise in IP strategy, marketing, business development, licensing, fundraising and commercialization. Rick holds a Master's Degree in Biotechnology from The Johns Hopkins University, and graduated from Rice University with a B.S. in Bioengineering and Biomedical Engineering.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Neil Littman owns 5,250,000 shares of Class A Common Stock, representing voting power of 43.3%. Mr. Littman also owns 98,339 shares of Class B Common Stock, representing a voting power of 0.81%. Richard Gibb owns 3,500,000 shares of Class A Common Stock, representing a voting power of 28.9%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Company, through its subsidiaries, facilitates investments in early-stage healthcare companies via a financial technology investment platform. Bioverge Funds Management, LLC, a wholly owned subsidiary of the Company and operates as an Exempt Reporting Advisor ("**ERA**") in the State of California. Bioverge Portal, LLC is a wholly owned subsidiary of the Company and is a registered funding portal with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company's ERA, Bioverge Funds

Management, LLC, engages in Regulation D investments. The Company uses a syndication model to enable access and democratize the investing landscape for investors interested in investing in early-stage healthcare companies. The Company creates special purpose vehicles, or Bioverge Funds ("**Funds**"), to provide investors access to highly vetted investment opportunities. The purpose of the Bioverge Fund is to aggregate accredited investors into a single group, which enables the Company to keep the investment minimums low for its Limited Partners.

The Company's Products and/or Services

The purpose of the Funds is to aggregate accredited investors into a single group, which enables Bioverge to keep the investment minimums low for our Limited Partners ("**LPs**" or "**Members**"). This structure is also advantageous for the companies, since only the Bioverge Fund will appear on the company's capitalization table. These Funds may make offerings pursuant to Section 4(a)(2) of the Securities Act of 1933 (the "**Securities Act**") or a rule promulgated thereunder, such as Rule 506(b) or Rule 506(c). Under Regulation D offerings, only accredited investors are permitted to invest in a Bioverge Fund.

Bioverge offers our Members access to invest in a Bioverge Fund related to an investment in a specific company, or the ability to invest in a multi-company Access Fund, which typically invests in a portfolio of at least 15 companies. Bioverge's compensation model on Regulation D investments is similar to traditional venture capital funds and comes from the combination of management fees and carried interest, which is a share of the profits upon a successful investment exit. There is also a standard administrative fee charged to investors to cover the costs of operating the Fund over the entire life of the entity, including regulatory filings, accounting, and K-1 distribution, which is shared with our third-party fund administrator.

The Company did not conduct any Regulation Crowdfunding offerings in 2023.

Customer Base

The Company's customer base for all of its products/services is accredited investors, family offices, and private wealth managers in the U.S. and internationally.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5746394	BIOVERGE	Service Mark	August 29, 2017	May 7, 2019	U.S.A.

5. How many employees does the Company currently have? (§ 227.201(e))

Bioverge currently has one full-time employee and otherwise utilizes consultants and advisors on an ad hoc basis.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally,

early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's financial statements were issued on a "going concern" basis.

The Company's financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. The Company has not generated profits since inception and has had a history of losses. The Company's ability to continue operations is dependent upon the ability to generate sufficient cash flows from operations to meet its obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amounts raised in prior offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any profits and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We

may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that

others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that

are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We operate in a regulatory environment that is evolving and uncertain. The regulatory framework for crowdfunding is very new and the Company's operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues and conducts its business could impact the Company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company's operations.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Bioverge Portal, LLC is registered as a funding portal and our subsidiary Bioverge Funds Management, LLC operates as an exempt reporting advisor (ERA). As a funding portal and ERA, we have to comply with stringent regulations, and the operation of our funding portal and ERA exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans.

We may be liable for misstatements made by companies. Under the Securities Act and the Exchange Act, companies making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. Even though due diligence defenses may be available; there can be no assurance that if we were sued we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients may be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time-consuming and expensive. Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents. Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability

in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, future cash flows and future results of operations. These risks include: (a) the volatility of domestic and international financial, bond and stock markets; (b) extensive governmental regulation; (c) litigation; (d) intense competition; (e) poor performance of securities that we recommend or privately place; (f) substantial fluctuations in the volume and price level of securities; and (g) dependence on the solvency of various third parties. As a result, our future revenues and earnings may vary significantly from quarter to quarter and from year to year.

The Company's product offerings are relatively new in an industry that is still quickly evolving.

The Company's product offerings are relatively new in an industry that is still quickly evolving. The principal securities regulations that we work with, Rule 506(b), Rule 506(c), and Regulation Crowdfunding, have only been in effect - with the exception of Rule 506(b) - in their current form since 2013, in the case of Rule 506(c) and 2016 in the case of Regulation Crowdfunding. Our ability to continue to penetrate the market remains uncertain as potential Company companies may choose to use different platforms or providers or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by Company companies as well as investors, and favorable changes in the regulatory environment.

Changes to Crowdfunding Laws.

The JOBS Act is still fairly new, with many politicians and observers concerned that unsophisticated investors will be harmed. Further, many of the most critical aspects of the JOBS Act were left to the discretion of the SEC. It is possible that Congress or the SEC would change the JOBS Act or its implementing regulations in a way that imposes greater restrictions on us, which would increase our costs or otherwise interfere with the successful implementation and execution of our business plan.

Changes to Legal Interpretations.

Many U.S. securities laws date back to the 1930s and 1940s: the Securities Act of 1933, the Securities and Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and so forth. It is sometimes very difficult to determine how these laws should be applied to a world of Internet-based investing that could not have been imagined at the time the laws were enacted. The SEC or a court could interpret, or reinterpret, a law in a way that imposes additional restrictions on us.

Regulation of Funding Portals.

 The Company and/or its subsidiaries are registered "funding portals" with both the SEC and the Financial Industry Regulatory Authority, or "FINRA." As such, the Company and/or its subsidiaries are subject to extensive regulation, which imposes costs on the business and restricts the manner of its operations. If the Company and/or its subsidiaries fail to comply with these regulations, they could face financial penalties and the loss of its ability to operate under Title III.

Possible Registration as Investment Advisor or Broker-Dealer.

Today, the Company is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Adviser Act of 1940. The Company might be required to register in the future either because of a new law, a change in the interpretation of an existing law, or a change in our business model – for example, a change in our compensation model. If we were required to register, it could impose significant costs and limit the manner in which we are allowed to operate.

We have an evolving business model.

We have an evolving business model. Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

The Company is reliant on one main type of service.

The Company is reliant on one main type of service. All of our current services are variants on one type of service — providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

The Company currently relies on third-party vendors for escrow and technology services.

The Company currently relies on third-party vendors for services. We currently rely on Loon Creek Capital Group, LLC to provide fund administrative services related to offerings on our platform. Any change in this relationship will require us to find another service provider. This may cause us delays as well as additional costs in transitioning our technology.

The Company faces significant market competition.

The Company faces significant market competition. The Company facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the Company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final

outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition.

Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition. Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Neil Littman	5,250,000 Class A Common Stock	43.29%
Rick Gibb	3,500,000 Class A Common Stock	28.86%

On August 8, 2023, the Company successfully completed a Regulation Crowdfunding offering through Republic, raising a total of $138,007 using a Crowd SAFE.

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights

Class A Common Stock	10,000,000	8,785,000	Yes	Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company. Once nominated for directorship a nominee shall be elected as a director by a vote of the outstanding Class A Common Stock and Class B Common Stock voting together as a single class. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.
Class B Common Stock	25,000,000	2,556,534	Yes	Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.
Preferred Stock	15,000,000	0	No	Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation without the need to obtain stockholder approval or, to the extent permitted by the "General Corporation Law of Delaware", any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or

				restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors without the need to obtain shareholder approval prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. Please see our Amended and Restated Certificate of Incorporation for further disclosure.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option incentive plan	NSO	1,250,000

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

We utilized three valuation methodologies: discounted cash flow, sum -of-the-parts, and comparable company analysis.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Bioverge, investors do not have a definitive say regarding business decisions.

Those investors who purchased shares of the Crowd SAFE through Republic will have a minority ownership in Bioverge if the Crowd SAFE is converted, and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by investors to decrease or increase respectively. Fluctuations in company valuation could similarly

occur and positively or adversely impact investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Republic may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate*	Maturity Date*
Neil Littman	$52,668.02	0.0%	n/a

* No interest, no repayment schedule and no maturity date.

On or about June 15, 2022, the Company's Founder and CEO, Neil Littman, made a loan to the Company of which $52,668.02 remains outstanding.   This loan is unsecured, bears no interest and has no specified repayment schedule or maturity date.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
2017-2020	SAFE Agreements	$1,512,000	Reg D, 506(b)	General corporate purposes.
2021-2022	Class B Common Stock	$708,265	Regulation Crowdfunding	General and administrative, product development, sales and marketing and intermediary fees.

2023	Crowd SAFE	$138,007	Regulation Crowdfunding	General and administrative, product development, sales and marketing and intermediary fees.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $5,000,000, $8,000,000, or $15,000,000 pre-money valuation, as applicable, on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of December 31, 2023, we had the following additional securities outstanding:

Type	SAFE Notes (#1)
Face Value	$115,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$5M Valuation Cap, 20% Discount

Type	SAFE Notes (#2)
Face Value	$145,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$8M Valuation Cap, 20% Discount

Type	SAFE Notes (#3)
Face Value	$148,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$15M Valuation Cap, 20% Discount

Type	Crowd SAFE Notes (#4)
Face Value	$138,007
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$18M Valuation Cap, 20% Discount

The valuation cap of the Crowd SAFE is $18,000,000 for each investor who invested during the first tranche of the offering, which includes the initial subscriptions amounting up to and including a sum of $625,000.00 USD, and $25,000,000 for each investor who invests during the second tranche of the offering, which includes all subscriptions from $625,000.01 USD to $1,235,000.00 USD. The discount is 20% on the Crowd SAFE.

Type	Advisor Options
Amount Outstanding	145,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	There are authorized and reserved advisor options to purchase 1,250,000 shares of Class A Common Stock.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Over a several year period prior to 2021, the Company's Founder and CEO, Neil Littman, made a series of loans to the Company of which the aggregate amount of $52,668.02 remains outstanding.   This loan is unsecured, bears no interest and has no specified repayment schedule or maturity date and is due on demand.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

We had $136,253 in sales in the fiscal year ended December 31, 2023, and $247,786 sales in the fiscal year ended December 31, 2022. Our sales and marketing expenses for fiscal year 2023 were $49,552.65 as compared to $22,604 in the fiscal year ended 2022. Our total operating expenses in fiscal year 2023 were $521,614.88 as compared to $604,017 in fiscal year 2022. However, our total assets increased to $845,468.04 for our fiscal year 2023 from $567,769 in 2022, and our cash and cash equivalents increased to $148,875.90 for the fiscal year 2023 from $81,025 in 2022. We did not pay tax in either fiscal year. Our net loss was -$431,299.75 in fiscal year 2023, compared to a net loss of -$406,203 in fiscal year 2022.

The accompanying consolidated financial statements have been prepared by the Company's CEO on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company is a business that has not yet generated profits, has sustained net losses since inception, and has negative cash flows from operations, and has an accumulated deficit through December 31, 2023.

The company has been able to generate $136,253 and $247,786 in net revenues for the years ended December 31, 2023, and 2022. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. We have been successful in raising capital via SAFE investments and our two previous equity crowdfunding offerings.

We arrived at the valuation for Bioverge by conducting a detailed financial analysis utilizing several valuation methodologies, including discounted cash flow ("DCF"), sum-of-the-parts, and by reviewing and analyzing comparable companies. DCF is a valuation method used to estimate the value of an investment based on its expected future cash flows. DCF analysis attempts to figure out the value of an investment today, based on projections of how much money it will generate in the future. While the DCF valuation methodology is standard, it has limitations, primarily that it relies on estimations of future cash flows, which could prove to be inaccurate. The sum-of-the-parts valuation (SOTP) is a process of valuing a company by determining what its aggregate divisions would be worth if they were spun off or acquired by another company.

Finally, a comparable company analysis (CCA) was performed to evaluate the value of the Company using the metrics of other businesses of similar size in the same industry. Comparable company analysis operates under the assumption that similar companies will have similar valuation multiples.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Bioverge, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Bioverge, Inc. will file a report electronically with the SEC annually and post the report on its website (www.bioverge.com) no later than 120 days after the end of each fiscal year covered by the report.

UNAUDITED FINANCIAL STATEMENTS

Bioverge (Consolidated Ledger)

Profit and Loss

January - December 2023

	TOTAL
Income	
Carry buyout fees	6,016.19
Management fees	108,883.00
Referral Fees	6,000.00
Return from carried interest	15,354.67
Total Income	**$136,253.86**
Cost of Goods Sold	
Cost of goods sold	26,614.50
Total Cost of Goods Sold	**$26,614.50**
GROSS PROFIT	**$109,639.36**
Expenses	
Entertainment	1,745.15
General & administrative	35,826.68
Legal & professional fees	103,291.16
Marketing & advertising	49,552.65
Other expenses	49,568.50
Payroll expenses	281,630.74
Total Expenses	**$521,614.88**
NET OPERATING INCOME	**$ -411,975.52**
Other Income	
Refundable Tax Credits	41,646.94
Total Other Income	**$41,646.94**
Other Expenses	
Loss on Investments	60,971.17
Total Other Expenses	**$60,971.17**
NET OTHER INCOME	**$ -19,324.23**
NET INCOME	**$ -431,299.75**

Bioverge (Consolidated Ledger)

Balance Sheet
As of December 31, 2023

	TOTAL
▾ ASSETS	
▾ Current Assets	
▾ Bank Accounts	
Cash & cash equivalents	148,875.90
Total Bank Accounts	**$148,875.90**
▾ Accounts Receivable	
Accounts receivable	0.00
Total Accounts Receivable	**$0.00**
▾ Other Current Assets	
Other currents assets	94,638.99
Prepaid expenses	0.00
Total Other Current Assets	**$94,638.99**
Total Current Assets	**$243,514.89**
▾ Other Assets	
Intercompany Assets	399,785.15
Long-term investments	202,168.00
Total Other Assets	**$601,953.15**
TOTAL ASSETS	**$845,468.04**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▾ Current Liabilities	
▾ Accounts Payable	
Accounts payable	2,789.86
Total Accounts Payable	**$2,789.86**
▾ Other Current Liabilities	
Customer prepayments (SPV passthrough)	0.00
Deferred revenue	166,346.15
Total Other Current Liabilities	**$166,346.15**
Total Current Liabilities	**$169,136.01**
▾ Long-Term Liabilities	
Intercompany Liabilities	399,785.15
Long Term Liabilities	5,900.93
Long-term loans	46,831.80
Total Long-Term Liabilities	**$452,517.88**
Total Liabilities	**$621,653.89**
▾ Equity	
Additional paid in capital	30,419.37
Common stock	2,581,716.23
Opening balance equity	16,047.00
Retained Earnings	-1,973,068.70
Net Income	-431,299.75
Total Equity	**$223,814.15**
TOTAL LIABILITIES AND EQUITY	**$845,468.04**

Bioverge (Consolidated Ledger)

Statement of Cash Flows

January - December 2023

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-431,299.75
▾ Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other currents assets	87,507.05
Accounts payable	229.27
Deferred revenue	-2,816.00
Total Adjustments to reconcile Net Income to Net Cash provided by ope...	84,920.32
Net cash provided by operating activities	**$ -346,379.43**
▾ INVESTING ACTIVITIES	
Intercompany Assets	-399,785.15
Net cash provided by investing activities	**$ -399,785.15**
▾ FINANCING ACTIVITIES	
Intercompany Liabilities	399,785.15
Long Term Liabilities	5,900.93
Long-term loans	-75,622.22
Common stock	125,435.23
Opening balance equity	16,047.00
Retained Earnings	99,180.39
Net cash provided by financing activities	**$570,726.48**
NET CASH INCREASE FOR PERIOD	**$ -175,438.10**
Cash at beginning of period	324,314.00
CASH AT END OF PERIOD	**$148,875.90**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bioverge, Inc. ("the Company"), is a Delaware corporation incorporated on August 17th, 2017. The Company was formed to facilitate investments in early-stage healthcare companies via an online venture capital and equity crowdfunding investment platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Bioverge Funds Management, LLC, a Delaware limited liability company formed on June 3rd, 2016, and Bioverge Portal, LLC a Delaware limited liability company formed on March 27th, 2018. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include: Level 1: defined as observable inputs such as quoted prices in active markets; Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company held digital assets during the year, however, the digital assets were sold during the year and the Company holds $0 as of December 31st, 2023. The Company values its digital assets based on fair value using quoted prices in active markets as consistent with Level 1. The Company held various investments totaling $202,168 as of December 31st, 20223. The Company's investments are based on instruments that do not have readily determinable fair values. Accordingly, the Company's investments would be classified as Level 3 and the Company accounts for these investments using the cost method, less adjustments for impairment.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied The Company generates revenue through 4 different revenue streams, which include the following:

Carry buyout fees: The Company generates revenue by providing the option for investors to reduce the amount of carried interest they pay on future profits (typically 20%) by "buying out" their carry in exchange for an upfront payment. The Company's primary performance obligation is to satisfy any agreements entered into with clients and the Company recognizes revenue when payments are received.

Management fees: The Company generates revenue through management fees for managing all their investment funds, including deal-by-deal investments, access funds, and thematic funds. The Company's primary performance obligation is to satisfy any agreements entered into, if any, with clients and the Company recognizes revenue as milestones are reached.

Portal fees: The Company generates revenue through portal fees, which include fees generated by their wholly owned subsidiary Bioverge Portal, LLC on activities related to working with clients on regulation crowdfunding offerings. The Company's primary performance obligation is to satisfy any agreements entered into, if any, with clients and the Company recognizes revenue when fees are received.

Return from investments and carried interest: The Company generates revenue through investments and the share of a fund's profit received when a portfolio company has a liquidity event and distributions are made to investors. The Company's primary performance obligation is to satisfy any agreements entered into, if any, with the portfolio company and the Company recognizes revenue when distribution are received.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Digital Assets

The Company sold its digital assets during the year to meet ongoing operating expenses. The digital assets were sold at a loss of $60,971 during the year. As of December 31, 2023 the Company has $0 in digital assets and does not anticipate investing in digital assets on an ongoing basis.

Investments

The Company has made various investments in privately held companies in the form of convertible note agreements and simple agreements for future equity. The Company's accounting for investments in other investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as these instruments do not have readily determinable fair values and are expected to convert into stock in the future. Accordingly, the Company accounts for these investments using the cost method, less adjustments for impairment.

At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2023.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. General and Administrative General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the

fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company adopted the 2017 Stock Incentive Plan (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company is authorized to issue 1,250,000 shares under this plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company entered into a loan agreement with the CEO resulting in the Company having an outstanding balance of $52,668 as of December 31st, 2023. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan entered into with a related party.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with discounts ranging from 15% to 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 15M. In 2022, certain holders of the SAFE Agreements, elected to cancel and exchange their SAFE Agreements for 1,947,049 Class B Common Stock. The Company had $408,500 in total outstanding SAFE agreements as of December 31st, 2023.

On August 8, 2023, the Company completed a Regulation Crowdfunding offering using a Crowd SAFE through Republic totaling $138,007 in proceeds. The valuation cap of the Crowd SAFE is $18,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $625,000.00 USD, and $25,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $625,000.01 USD to $1,235,000.00 USD. The discount is 20% on the Crowd SAFE.

NOTE 6 - EQUITY

The total number of shares of all classes of stock which the Company has authority to issue is 50,000,000, consisting of 35,000,000 shares of Common Stock at a $0.00001 par value per share, of which, 10,000,000 shares shall be designated "Class A Common Stock" and 25,000,000 shares shall be designated as "Class B Common Stock", and (ii) 15,000,000 shares of preferred stock at a $0.00001 par value per share. The Company has issued and outstanding a total of 8,750,000 shares of Class A Common Stock as of December 31st, 2022. The Company had issued and outstanding a total of 2,126,682 shares of Class B Common Stock as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. The Company did not have any preferred shares issued or outstanding as of December 31st, 2022. Voting: Preferred shareholders have 1 vote for every common share they could own if converted. Dividends: The holders of

the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

As of December 31, 2023, no dividends had been declared.

Crowd Safe Securities

Dividends

The Crowd Safe Crowd securities, or the Crowd Safe, do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**"). If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to or Following an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount, as defined in the SAFE Agreement,) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Company and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among

the Cash-Out Investors in proportion to their Purchase Amounts. In connection with Section 1(b) of the SAFE Agreement, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2) of the SAFE Agreement, if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

If there is a Dissolution Event (as defined below) before the SAFE terminates in accordance with Section 1(a) or Section 1(b) of the SAFE Agreement, subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Crowd Safe Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

Dissolution

If there is a Dissolution Event (as defined below) before the SAFE terminates, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

This SAFE will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b) of the SAFE Agreement; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c) of the SAFE Agreement.

Anti-Dilution Rights

The Crowd Safe do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

In the event of an IPO, the Investor hereby agrees that during the Lock-up Period (as defined below) it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

The foregoing provision of will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) of the SAFE agreement or that are necessary to give further effect thereto.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bioverge, Inc.
(Issuer)

By: *Neil Littman*
DocuSigned by:
FBF2C605C06242E...

/s/ Neil Littman
(Signature)

Neil Littman
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Neil Littman
(Signature)

Neil Littman
(Name)

President and CEO
(Title)

April 29, 2024
(Date)